UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Taiwan's Research Institute (ITRI) Demonstrates High Speed Handover of Multi-Media Streaming over Multiple Mobile WiMAX TM Alvarion Base Stations. Dated June 18th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Taiwan’s Research Institute (ITRI) Demonstrates High Speed
Handover of Multi-Media Streaming over Multiple Mobile
WiMAX™ Alvarion Base Stations

Alvarion demonstrated 2.5 GHz Mobile WiMAX solution to leading operators and Taiwan government representatives during WiMAX Forum Operator
Summit - WiMAX Expo Taipei

Ámsterdam, June 18, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the successful trial of its end-to-end 4Motion® solution and 802.16e BreezeMAX® RAN (radio access network) platform by the Industrial Technology Research Institute Campus (ITRI) in Hsinchu, Taiwan. Following extensive indoor lab tests, ITRI and Alvarion achieved sector handover at up to 80 km/hour while performing mobile usage test scenarios with VoIP, video streaming, IPTV and document exchange applications at data rates exceeding 12 Mbps.

Taiwan’s government selected the WiMAX technology for executing its M-Taiwan national program. ITRI and the WiMAX Forum® established the M-Taiwan WiMAX Application Lab (MTWAL) – a proof-of-concept (PoC) lab at the ITRI campus in Hsinchu — for the purpose of testing and developing innovative Mobile WiMAX applications. Alvarion was selected as the sole supplier of WiMAX equipment for the lab because it was the only vendor able to meet ITRI’s timeline and stringent requirements for Mobile WiMAX equipment.

Testing also included the expansion of network coverage throughout the Hsinchu Science Park, National Chiao Tung University, and National Tsing Hua University. A very high performance was maintained over 18 sectors along 6 km of road with seamless sector and base station handover at up to 80 km/hour and enhanced user experience.

Dr. Paul Lin, Vice President, ITRI said, “The impressive results shown at ITRI labs are evidence of Alvarion’s 802.16e capabilities and added value for providers and consumers. Alvarion’s OPEN™ WiMAX architecture is what promotes an operator-centric and multi-vendor complete ecosystem, which will enable local Taiwanese manufacturers a competitive place in the expanding Mobile WiMAX market.”

Uzi Brier, President Broadband Mobility of Alvarion, said, “We value our strong and ongoing relationship with Taiwan’s leading technology center. Setting new levels for the entire industry with these outstanding results, ITRI is paving the way for Taiwan to go mobile and realize the vision of a country with ubiquitous broadband. As a result, subscribers will be able to benefit from mobile service applications over WiMAX with full network coverage in both urban and rural areas.”

About ITRI
The Industrial Technology Research Institute (ITRI) is a non-profit R&D organization engaging in applied research and technical services (www.itri.org.tw). Founded in 1973, ITRI has played a vital role in transforming Taiwan’s economy from a labor-intensive model to a high-tech industrial one. ITRI is a multidisciplinary research center. It has six core laboratories, five focus centers, five linkage centers, several business development units, and other supporting units. ITRI has 6,000 employees, and serves as the technical center for industry and an unofficial arm of the government’s industrial policies in Taiwan. Backed by its broad research scope and close industrial ties, ITRI is becoming an increasingly active member in the global industrial R&D community. Apart from its headquarters located in Taiwan, ITRI has branch offices in Silicon Valley, Tokyo, Berlin, and Moscow.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.“
OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.